UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a16 OR 15d16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For February 12, 2020

Harmony Gold Mining Company Limited

Randfontein Office Park
Corner Main Reef Road and Ward Avenue Randfontein, 1759
South Africa
(Address of principal executive offices)
*-
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20 F or Form 40F.)

Form 20F ☒ Form 40F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g32(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

Harmony Gold Mining Company Limited
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228
JSE share code: HAR
(“Harmony” and/or “the Company”)

HARMONY’S ACQUISITION OF MPONENG AND MINE WASTE SOLUTIONS FROM ANGLOGOLD ASHANTI

Johannesburg. 12 February 2020. Harmony has entered into a definitive agreement ("Transaction Agreement") with AngloGold Ashanti Limited ("AngloGold") to acquire AngloGold's South African business (the "Business" and/or the "Acquisition"), subject to certain conditions set out below.

Harmony believes the Acquisition is the natural next step following the acquisition of Moab Khotsong in 2018 and represents a compelling opportunity to enhance its position as a robust cash-generative gold mining company, with a proven track-record of running assets effectively and efficiently.

"Over the past two years, Harmony has added over 500 000 quality gold ounces per annum through the acquisition of Moab Khotsong and now Mponeng and Mine Waste Solutions. The Acquisition has the potential to improve our overall recovered grade and increasing our cash flow margins. Harmony has demonstrated its ability to increasing the life of mines it operates in South Africa - sustaining the mine communities surrounding the mining operations, preserving jobs and further unlocking value for its shareholders through increased grades and stronger margins”, Peter Steenkamp, chief executive officer of Harmony said.

1.	Transaction Rationale

The Acquisition represents an opportunity to acquire a portfolio of South African gold assets which have an excellent strategic, financial, operational and geographical fit with Harmony's current operations and is in line with its stated merger and acquisition criteria. In addition, Harmony believes it is best placed to acquire the AngloGold business given its existing gold mining assets in South Africa, its relationship with key stakeholders in South Africa and its recent acquisition of Moab Khotsong from AngloGold.

The Acquisition:

•
enhances Harmony's near-term production, adding annual gold production of approximately 350,000oz per annum; increases Harmony's South African reserves by 8.27 million ounces (excluding Mponeng below infrastructure reserves) and improves Harmony's portfolio mix between surface and underground operations;

•	is a natural strategic fit with Harmony's current asset base providing multiple opportunities to optimise operational performance of the assets and realise synergies;

•	increases cashflow at current gold prices; and

•	consolidates Harmony's position as a leading gold producer in South Africa.

2.	Stakeholder benefits

Harmony believes the acquisition is beneficial to all its stakeholders, in that it:

•	creates value for Harmony's shareholders and delivers on its strategic objectives;

•	creates further investment and employment opportunities in the South African gold mining sector through the potential extension of the life of mines of the target assets;

•	benefits South Africa and its social transformation agenda; and

•	delivers on Harmony's Black Economic Empowerment ("BEE") commitment.

3.	The business and key financials

The Acquisition includes the following assets and liabilities:

•	The Mponeng mine and its associated assets and liabilities;

•
The Tau Tona and Savuka mines and associated rock-dump and tailings storage facility reclamation sites, mine rehabilitation and closure activities located in the West Wits region and their associated assets and liabilities;

•	First Uranium (Pty) Limited which owns Mine Waste Solutions (Pty) Limited and Chemwes (Pty) Limited as well as associated tailings assets and liabilities;

•	Covalent Water Company (Pty) Limited, AngloGold Security Services (Pty) Limited and Masakhisane Investments (Pty) Limited; and

•	Certain rock-dump reclamation, mine rehabilitation and closure activities located in the Vaal River region and their associated assets and liabilities.

Together these assets produced revenue of ZAR8,047 million and profit after tax of ZAR331 million for the year ended 31 December 2019. The value of the net assets of Target Business as at 31 December 2019 was R9,901 million. The above information was extracted from AngloGold's management accounts and were produced in terms of AngloGold's accounting policies. The financial information has not been reviewed or reported on by Harmony’s external auditors.

The Acquisition does not include AngloGold Ashanti’s

•	Interest in Rand Refinery Limited;

•	Obligations relating to the post-retirement medical cost for its retired employees; and

•	Obligations under the Silicosis Class Action Settlement Agreement

4.	Purchase Price

Harmony will pay US$200 million in cash on completion of the Acquisition (the "Acquisition Consideration").

Furthermore, Harmony has agreed to pay to AngloGold:

•
a deferred compensation of US$260 per ounce on underground gold production from the Mponeng, Savuka and TauTona mines that exceeds 250 000 ounces per annum for a period of six years commencing on 1 January 2021 ("Mponeng Deferred Compensation"). Based on AngloGold's current production forecast, the Mponeng Deferred Compensation has a value of approximately US$100 million; and

•
a deferred compensation of US$20 per ounce in relation to underground production sourced within the West Wits mineral rights (comprising the Mponeng, Savuka and TauTona mines) below the current infrastructure if it is developed. The Mponeng Extension reserves at Mponeng currently reported by AngloGold total approximately 8.53 million ounces.

Harmony will settle the Acquisition Consideration in cash utilising available banking facilities and available cash resources.

5.	Broad - Based Black Economic Empowerment

Harmony understands the importance of ensuring that social and economic transformation be accelerated in the South African mining environment and consequently has successfully concluded a number of B-BEE transactions that have resulted in empowering a broad-based group of South African citizens. Harmony strives to ensure full compliance with the Mineral and Petroleum Resources Development Act, 2002 (the "MPRDA").

Harmony's empowerment credentials are evidenced from its most recent DMRE Charter audit as well as the fact that it holds and maintains several new order mining rights.

Harmony's BEE credentials are supported by its anchor shareholder, African Rainbow Minerals Limited, and improved by the two recent broad-based interventions put in place in support of the Moab Khotsong transaction, i.e. the Community Trust and the Employee Trust.

Harmony may consider a further BEE transaction for Mponeng in furtherance of our transformation programme. Any BEE transactions have been fully factored in by Harmony in its assessment of the Acquisition.

6.	Other salient terms of the Transaction Agreement

The Transaction Agreement provides for terms customary in agreements of this nature and includes (amongst other things): (i) negotiated representations, warranties, undertakings, indemnities and limitation on liability customary for a transaction of this nature; (ii) provisions governing the operation of the Target Business during the interim period; and (iii) material adverse change-related provisions.

7.	Conditions Precedents

The Acquisition is subject to a number of conditions precedent, including:

•	Approval from the South African Competition Authorities in terms of the Competition Act, 1998;

•	Section 11 approval from the Minister of Mineral Resources in terms of the MPRDA in relation to Mponeng mine;

Harmony has committed to engage with the relevant authorities and other stakeholders to ensure the conditions precedent are fulfilled as soon as possible.

8.	Memorandum of Incorporation of acquired companies

Harmony confirms that the provisions of the memorandum of incorporation of those companies acquired will not frustrate Harmony’s compliance with the JSE Listings Requirements and that nothing contained in the memorandum of incorporation of the acquired companies will relieve Harmony from compliance with the JSE Listings Requirements.

9.	Categorisation

In terms of the JSE Listing Requirements, the Acquisition is classified as a category 2 transaction and accordingly no Harmony shareholder approval is required.

10.    Dial-in details for conference call

Harmony management will host a live conference call pertaining to the acquisition at 10:00am South Africa Standard Time. You can join the call via the listed phone numbers below:

Johannesburg(Telkom)              010 201 6800
Johannesburg(Neotel)              011 535 3600
USA and Canada                 1 508 924 4326
UK                     0 333 300 1418

Participants to please request to be joined into the Harmony call. Should you not be able to join the call at 10:00am, please use the following conference replay numbers:

South Africa	010 500 4108

UK	0 203 608 8021

Australia	073 911 1378

USA	1 412 317 0088

International:	+27 10 500 4108

Access Code:	30770

12 February 2020
Johannesburg

Financial advisor and transaction sponsor: UBS
Legal advisors: Bowmans and Herbert Smith Freehills
Technical consultants: SRK Consulting and Fraser McGill
Sponsor: JP Morgan Equities South Africa (Pty) Ltd

Disclaimers
The release, publication or distribution of this announcement in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this announcement is released, published or distributed should inform themselves about and observe such restrictions.  This announcement is for information purposes only and does not constitute or form part of an offer to sell or the solicitation of an offer to buy or subscribe to any securities of Harmony.
The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933 (the "Securities Act") or with any securities regulatory authority of any state or other jurisdiction of the United States and may not be offered, sold, resold, transferred or delivered, directly or indirectly, in the United States except pursuant to registration under, or an exemption from the registration requirements of, the Securities Act. There will be no public offering of securities in the United States or any other jurisdiction.
The reserves and resources information disclosed in relation to the Target Assets have been extracted from the Mineral Resources and Ore Reserve Report for 2018 of AngloGold Ashanti. The report states that VA Chamberlain, MSc (Mining Engineering), BSc (Hons) (Geology), MGSSA, FAusIMM, an employee of AngloGold Ashanti, assumes responsibility for the Mineral Resource and Ore Reserve processes for AngloGold Ashanti and is satisfied that the Competent Person have fulfilled his responsibilities and has consented to the information to be included in the announcement and for his name to be disclosed in this announcement.
Forward looking statements
Certain statements included in this announcement, as well as oral statements that may be made by Harmony, or by officers, directors or employees acting on its behalf related to the subject matter hereof, constitute or are based on forward-looking statements. Forward-looking statements are preceded by, followed by or include the words “may”, “will”, “should”, “expect”, “envisage”, “intend”, “plan”, “project”, “estimate”, “anticipate”, “believe”, “hope”, “can”, “is designed to” or similar phrases.
These forward-looking statements involve a number of known and unknown risks, uncertainties and other factors, many of which are difficult to predict and generally beyond the control of Harmony, that could cause Harmony’s actual results and outcomes to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Such risks, uncertainties and other factors include, among others, Harmony’s ability to complete the Transaction, Harmony’s ability to successfully integrate the acquired assets with its existing operations, Harmony’s ability to achieve anticipated efficiencies and other cost savings in connection with the Transaction, Harmony’s ability to increase production, the success of exploration and development activities and other risks.  Harmony undertakes no obligation to update publicly or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this announcement or to reflect any change in Harmony’s expectations with regard thereto.

This release includes mineral reserves and resources information prepared in accordance with the South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves.

Although Harmony believes that the expectations reflected in any such forward-looking statements (or this announcement) relating to the Transaction are reasonable, the information has not been reviewed or reported on by the reporting accountants and auditors and no assurance can be given by Harmony that such expectations will prove to be correct. Harmony does not undertake any obligation to publicly update or revise any of the information given in this announcement that may be deemed to be forward-looking.

As it relates to AngloGold Ashanti’s numbers: The numbers used are unaudited historical combined information for the year ended 31 December 2019, prepared of the assets and liabilities forming part of the transaction, which has been based on management accounts.

Ends.

For more details contact:

Marian van der Walt
Executive: Corporate and Investor Relations
+27 (0) 82 888 1242 (mobile)

or

Max Manoeli
Investor Relations
+27(0)82 759 1775 (mobile)

Johannesburg, South Africa
12 February 2020

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Harmony Gold Mining Company Limited

Date: February 12, 2020	By: /s/ Frank Abbott
Name: Frank Abbott
Title: Financial Director